UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                            Stratosphere Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   863106 308
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 18, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                            Nybor Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       783,320

         8        SHARED VOTING POWER
                              0

         9        SOLE DISPOSITIVE POWER
                        783,320

         10       SHARED DISPOSITIVE POWER
                              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        783,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          38.6%

14       TYPE OF REPORTING PERSON*
                             PN

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                             0

         8        SHARED VOTING POWER
                       783,320

         9        SOLE DISPOSITIVE POWER
                             0

         10       SHARED DISPOSITIVE POWER
                       783,320

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       783,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         38.6%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       1,035,280

         8        SHARED VOTING POWER
                               0

         9        SOLE DISPOSITIVE POWER
                       1,035,280

         10       SHARED DISPOSITIVE POWER
                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,035,280

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          51.00%

14       TYPE OF REPORTING PERSON*
                        PN

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                               0

         8        SHARED VOTING POWER
                       1,035,280

         9        SOLE DISPOSITIVE POWER
                               0

         10       SHARED DISPOSITIVE POWER
                       1,035,280

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,035,280

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          51.00%

14       TYPE OF REPORTING PERSON*
                     PN

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                               0

         8        SHARED VOTING POWER
                       1,035,280

         9        SOLE DISPOSITIVE POWER
                               0

         10       SHARED DISPOSITIVE POWER
                       1,035,280

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,035,280

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          51.00%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                               0

         8        SHARED VOTING POWER
                       1,035,280

         9        SOLE DISPOSITIVE POWER
                               0

         10       SHARED DISPOSITIVE POWER
                       1,035,280

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,035,280

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          51.00%

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                               0

         8        SHARED VOTING POWER
                       1,818,600

         9        SOLE DISPOSITIVE POWER
                               0

         10       SHARED DISPOSITIVE POWER
                       1,818,600

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,818,600

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           89.6%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on October 26, 1998 by the Registrants, relating to the common stock, par value $0.01 per share ("Shares"), of Stratosphere Corporation, a Delaware corporation ("Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.  Identity and Background

         Item 2 is hereby amended and restated as follows:

         The persons filing this statement are Nybor Limited Partnership, a Delaware limited partnership ("Nybor"), Barberry Corp., a Delaware corporation ("Barberry"), American Real Estate Holdings L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("American Property"), Beckton Corp., a Delaware corporation ("Beckton") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Barberry is the sole general partner of Nybor and is 100% owned by Carl
C. Icahn. American Property is the general partner of both AREH and AREP and AREP is a limited partner of AREH owning 99% percent of the limited partnership interests therein. American Property is 100 percent owned by Beckton which is 100 percent owned by Carl C. Icahn.

         Nybor is primarily engaged in the business of holding and investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and Director of Starfire Holding Corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Barberry is principally engaged in the business of acting as the general partner of Nybor and investing in and holding securities of various entities. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars. AREP is a limited partnership primarily engaged in the business of acquiring and managing real estate investments. AREP's business is conducted through a subsidiary limited partnership, AREH, in which AREP owns a 99% limited partnership interest. American Property is primarily engaged in the business of acting as the general partner for AREH and AREP. Beckton is primarily engaged in the business of wholly owning American Property, which is wholly-owned by Carl C. Icahn.

         The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Barberry, American Property and Beckton is set forth in Schedule A attached hereto.

         Carl C. Icahn is the sole stockholder and director of each Barberry and Beckton. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Neither Nybor, Barberry, AREH, AREP, American Property, Beckton, Mr. Icahn nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 4.            Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On Monday, September 18, 2000, Issuer accepted the Registrants' proposal to take Issuer private. AREP will pay the shareholders of Issuer (other than Nybor) $45.32 per share, and Nybor will receive $44.33 per share. The going private transaction will take place pursuant to a merger agreement whereby a newly formed subsidiary of AREP will merge into Issuer. A press release describing the transaction was issued on September 19, 2000.

         This summary of the press release does not purport to be complete and is qualified in its entirety by reference to the complete text of the press release. A copy of the press release is filed as Exhibit 2 hereto, and is incorporated herein by reference.

         Item 7.           Material to be Filed as Exhibits

         1.       Joint Filing Agreement of the Registrants

         2.       Press release, dated September 19, 2000

                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: September 20, 2000


         NYBOR LIMITED PARTNERSHIP

         By:      BARBERRY CORP.,
                  General Partner


                   By: /s/ Carl C. Icahn
                       Name: Carl C. Icahn
                       Title: President

         BARBERRY CORP.


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: President

         American Real Estate Holdings L.P.

         By:      American Property Investors, Inc.,
                  General Partner


                   By: /s/ Carl C. Icahn
                       Name: Carl C. Icahn
                       Title: Director, Chairman of the Board



[Signature Page of Amendment No. 2 to Schedule 13D with respect to Stratosphere
 Corporation]

         American Real Estate Partners, L.P.


         By:      American Property Investors, Inc.,
                  General Partner


                   By: /s/ Carl C. Icahn
                       Name: Carl C. Icahn
                       Title: Director, Chairman of the Board

         American Property Investors, Inc.


         By:           /s/ Carl C. Icahn
                       Name: Carl C. Icahn
                       Title: Director, Chairman of the Board

         Beckton Corp.


         By:           /s/ Carl C. Icahn
                       Name: Carl C. Icahn
                       Title: Sole Director, Chairman of the Board





         /s/ Carl C. Icahn
         Carl C. Icahn

[Signature Page of Amendment No. 2 to Schedule 13D with respect to Stratosphere
 Corporation]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


  Name, Business Address and Principal Occupation of Each Director of Barberry,
                         American Property and Beckton.


         The following sets forth the name, position, and principal occupation of each executive officer of Barberry, American Property and Beckton. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

Barberry Corp.

Name                   Position

Carl C. Icahn          Director, Chairman of the Board,
                       President and Secretary


American Property Investors, Inc.

Name                   Position                    Business Address

Carl C. Icahn          Director, Chairman
                       of the Board

William A.             Director                    American Real Estate Partners
Leidesdorf                                         100 South Bedford Road
                                                   Mt. Kisco, NY 10549

Jack G. Wasserman      Director                    Wasserman, Schneider & Babb
                                                   111 Broadway
                                                   19th Floor
                                                   New York, NY 10006

John P. Saldarelli     Vice President,             American Real Estate Partners
                       Secretary and               100 South Bedford Road
                       Treasurer                   Mt. Kisco, NY 10549

H.J. Gerard            Vice President and          American Real Estate Partners
                       Controller                  100 South Bedford Road
                                                   Mt. Kisco, NY 10549

Martin Hirsch          Vice President and          American Real Estate Partners
                       Assistant Secretary         100 South Bedford Road
                                                   Mt. Kisco, NY 10549

Gail Golden               Assistant Secretary



Beckton Corp.

Name                   Position

Carl C. Icahn          Director, Chairman
                       of the Board, President and Secretary

Robert J. Mitchell     Vice President and Treasurer

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Stratosphere Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of September, 2000.

         NYBOR LIMITED PARTNERSHIP

         By:      Starfire Holding Corporation,
                  General Partner


                  By: /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: President

         BARBERRY CORP.


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: President

         American Real Estate Holdings L.P.

         By:      American Property Investors, Inc.,
                  General Partner

                   By: /s/ Carl C. Icahn
                   Name: Carl C. Icahn
                   Title: Director, Chairman of the Board

[Joint Filing Agreement for Amendment No. 2 to Schedule 13D with respect to Stratosphere Corporation]

         American Real Estate Partners, L.P.


         By:      American Property Investors, Inc.,
                  General Partner


                   By: /s/ Carl C. Icahn
                   Name: Carl C. Icahn
                   Title: Director, Chairman of the Board

         American Property Investors, Inc.


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: Director, Chairman of the Board

         Beckton Corp.


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: Sole Director, Chairman of the Board



         /s/ Carl C. Icahn
         Carl C. Icahn

[Joint Filing Agreement for Amendment No. 2 to Schedule 13D with respect to Stratosphere Corporation]